Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Central Pacific Financial Corp.:

We consent to the incorporation by reference in the registration statements (No. 333‑141232, No. 333‑188445, No. 333‑119538, No. 333‑196873, and No. 333‑211155) on Form S‑8 of Central Pacific Financial Corp. of our report dated February 28, 2018, with respect to the consolidated balance sheet of Central Pacific Financial Corp. as of December 31, 2017, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two‑year period ended December 31, 2017, and the related notes, before the effects of the adjustments to retroactively apply the change in accounting related to investments in low income housing tax credit partnerships described in Note 1, which report appears in the December 31, 2018 annual report on Form 10‑K of Central Pacific Financial Corp.

/s/ KPMG LLP
Honolulu, Hawaii
February 27, 2019